UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CAMBIUM NETWORKS CORPORATION

(Full Name of Registrant)

N/A

(Former Name if Applicable)

c/o Cambium Networks, Inc.

2000 Center Drive, Suite East A401

(Address of Principal Executive Office (Street and Number))

Hoffman Estates, Illinois 60092

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cambium Networks Corporation (the “Company”) has determined that it is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “2025 Form 10-K”) by the prescribed filing due date.

As disclosed on August 11, 2025, on the Current Report on Form 8-K, the Audit Committee of the Board of Directors of the Company, after discussion with management, concluded that the Company’s previously issued financial statements and related disclosures for (i) the audited consolidated financial statements for the fiscal years ended December 31, 2022 and December 31, 2023 included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and (ii) the unaudited condensed consolidated financial statements included in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2023, June 30, 2023, September 30, 2023, March 31, 2024, June 30, 2024 and September 30, 2024 (collectively, the “Non-Reliance Periods”) should be restated and should no longer be relied upon due to errors in such financial statements primarily related to variable consideration, including the estimates for sales returns and customer rebates, under Accounting Standards Codification 606, Revenue from Contracts with Customers. In addition, investors should no longer rely upon any press releases, earnings releases, investor presentations and other financial information or other communication that cover any period during the Non-Reliance Periods.

As the Company has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2024 or its Quarterly Reports on Form 10-Q for the periods ended March 31, 2025, June 30, 2025 and September 30, 2025 (together with the Annual Report on Form 10-K for the year ended December 31, 2025, the “Delinquent Reports”), and because the restatement process remains ongoing, the Company is unable to file the 2025 Form 10-K at this time. The Company continues to work diligently towards completing the restatement and filing the Delinquent Reports as soon as practicable.

The Company expects to issue its full financial results for the fiscal year ended December 31, 2025 when the financial reporting process along with the review of the results and the related audit are completed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sally Rau	(888)	863-5250
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the year ended December 31, 2024
Quarterly Report on Form 10-Q for the period ended March 31, 2025
Quarterly Report on Form 10-Q for the period ended June 30, 2025
Quarterly Report on Form 10-Q for the period ended September 30, 2025

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the ongoing restatement process, The Company has not completed its financial statements for the year ended December 31, 2024 and December 31, 2025. Accordingly, the Company cannot at this time provide an estimate of changes in its results of operations for the year ended December 31, 2025, compared to its results of operations for the year ended December 31, 2024. Notwithstanding the foregoing, the Company anticipates that is Annual Report on Form 10-K for the fiscal years ended December 31, 2024 and 2025 will include disclosures around substantial doubt regarding the Company's ability to continue as a going concern.

Forward-Looking Statements

Certain matters discussed constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding anticipated results for the fiscal year ended December 31, 2025 and the Company's expectations regarding the timing of the filing of the Forms 10-K and Forms 10-Q. These forward-looking statements are based on management's current expectations.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures; the Company’s ability to continue as a going concern; the risk that the completion and filing of the Form 10-K will take longer than expected; additional information that may arise during the finalization of the Form 10-K; and other risks and uncertainties included in the reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the Securities and Exchange Commission from time to time, available at www.sec.gov. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

CAMBIUM NETWORKS CORPORATION

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2026	By:	/s/ Sally Rau
		Name:	Sally Rau
		Title:	Chief Legal Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.